Filed by Indivior Pharmaceuticals, Inc.

(Commission File No.: 001-37835)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Supernus Pharmaceuticals, Inc.

(Commission File No.: 001-35518)

In connection with the pending transaction between Indivior Pharmaceuticals, Inc. (“Indivior”) and Supernus Pharmaceuticals, Inc. (“Supernus”), the following communications were made available by Indivior on August 3, 2026.

Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

MANAGEMENT DISCUSSION SECTION

Operator: Good day and welcome to the Conference Call and Webcast to discuss the Merger of Supernus Pharmaceuticals and Indivior Pharmaceuticals. At this time, all participants are in a listen-only mode. After the speaker presentation, there will be a question-and-answer session. [Operator Instructions] Please be advised that today’s conference is being recorded.

I would now like to hand the conference over to your speaker, Peter Vozzo, Investor Relations Representative for Supernus Pharmaceuticals. Please go ahead.

Peter J. Vozzo

Managing Director, ICR Healthcare U.S.

Good morning, everyone, and thank you for joining us to discuss the proposed merger of Supernus Pharmaceuticals and Indivior Pharmaceuticals. A press release announcing the proposed merger was issued earlier this morning. Additionally, this morning, both companies separately reported financial results for the three and six months period ending June 30, 2026. As a result of the transaction announcement, Supernus and Indivior are hosting this joint conference call in lieu of their previously scheduled second quarter 2026 earnings calls. Note that today’s conference call will focus on the transaction.

Before we begin, I’d like to remind everyone that today’s discussion regarding Supernus and Indivior includes forward-looking statements, including expectations regarding the proposed transaction. These statements are subject to risks and uncertainties, and we encourage you to review the related SEC filings for more detail. For the benefit of those of you who may be listening to the replay, this call is being held and recorded on August 3, 2026. Since then, the company may have made additional announcements related to the topics discussed.

Now let’s turn to slide 4. I’m joined on the call today by Jack Khattar, President and Chief Executive Officer of Supernus; Joe Ciaffoni, Chief Executive Officer of Indivior; and Tim Dec, Chief Financial Officer of Supernus. Ryan Preblick, Chief Financial Officer of Indivior, is also available for Q&A.

I will now turn the call over to Jack Khattar, President and Chief Executive Officer of Supernus.

Jack A. Khattar

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Thank you, Peter. Good morning, everyone, and thanks for taking the time to join us on today’s call. Let’s start with the big picture on slide 5. This transaction creates a CNS leader through the combination of two highly complementary businesses. The combined commercial portfolios will total 11 medicines with key growth products anticipated to grow well into the 2030s. The merger provides for four key commercial therapeutic areas in addiction, ADHD, depression and Parkinson’s disease. It also accelerates profitability and cash flow generation with expected annual cost synergies of $125 million, which we expect to realize within the first 12 months following the merger. Our respective teams have spent a great deal of time together identifying and validating these synergies. These synergies are primarily general and administrative redundancies and operational efficiencies that should materialize after the two companies come together.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

The merger also gives us a strong balance sheet, which enhances our flexibility to pursue future business development and other growth opportunities. Put simply, this combination creates a CNS leader with a diversified portfolio of commercial products, a differentiated and innovative CNS pipeline, and significant financial resources to accelerate growth alternatives.

I would now like to turn it over to Joe Ciaffoni, who will provide his perspective on the transaction. But before I do that, I’ll take a moment to recognize the dedicated employees of both Supernus and Indivior, whose commitment and focus have made today’s milestone possible. Joe?

Joseph J. Ciaffoni

Chief Executive Officer & Director, Indivior Ltd.

Thanks, Jack, and good morning, everyone. I’m excited to be here with the Supernus team to announce the creation of a new, leading, diversified CNS biopharmaceutical company with significant scale. Bringing our two organizations together is intended to deliver greater value to the patients, healthcare communities, and shareholders we serve. We are excited by the potential of combining our two complementary organizations. And importantly, we have a shared vision of improving the lives of people living with CNS and behavioral health diseases.

For Indivior shareholders, our execution against the Indivior action agenda has dramatically strengthened the company by accelerating top line growth through strong commercial execution and sustained investment in Sublocade and accelerated the bottom line at an even faster rate by focusing and simplifying the organization. We are pleased that Indivior shareholders will have the opportunity to participate in the upside we see from this combination under Jack’s leadership. The combined company creates a leading CNS-focused biopharmaceutical company that generates over $2 billion in net revenue comprised of meaningfully differentiated and durable commercial growth drivers, along with an innovative pipeline.

We expect the combined company to realize significant cost synergy, which will create meaningful value for shareholders. As a merger of equals, we were able to preserve balance sheet strength that strongly positions the new company to execute on business development opportunities at a level that neither company can contemplate today on their own. I am optimistic about the future of Supernus and I am confident that this combination will mark a new phase of growth and value creation. Upon closing of the transaction, all three phases of the Indivior action agenda will have been successfully completed.

In closing, I want to thank the Indivior team for their contributions to our progress and, most importantly, for their commitment to making a positive difference in the lives of people living with opioid use disorder in the communities we serve. So part of this strength gives us an even greater ability to make a positive difference moving forward.

I’ll now turn the call back over to Jack.

Jack A. Khattar

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Thanks, Joe. So let me provide some further detail. Let’s turn to slide 6. We have structured this merger as an all-stock, tax-free merger of equals, which we believe capitalizes on the strengths of both companies and presents the best value creation opportunities for both sets of shareholders. Under the terms of the agreement, Supernus shareholders will receive 1.5401 shares of Indivior common stock for each share of Supernus they own. In addition, prior to closing, Indivior will declare a dividend of $1 billion in the aggregate to pre-closing Indivior stockholders.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

Taking the cash distribution and exchange ratio together, we expect Indivior shareholders to own approximately 56.5% of the combined company at closing, with Supernus shareholders owning the remaining approximately 43.5% on a fully diluted basis. Our combined board will include four directors from Supernus, including myself and four directors from Indivior, including Tony Kingsley, who will serve as non-executive chairman. Following the close, I will serve as Chief Executive Officer of the combined company with the support of an expanded current Supernus management team. The combined company will keep the Supernus name and will be headquartered in Rockville, Maryland. We expect the transaction to close in the fourth quarter of 2026, subject to the approval of both companies’ shareholders and certain regulatory approvals and customary closing conditions.

Turning now to slide 7. Here, we lay out what that combined portfolio will look like. As of June 30, 2026, on a trailing 12 months basis, the combined company had approximately $2.2 billion of pro forma net revenue across four key therapeutic areas. Indivior brings the leading treatment for opioid use disorder, Sublocade, buprenorphine extended release injection, and Suboxone sublingual film also for opioid use disorder. By revenue contribution, Sublocade will be the largest single contributor at approximately 44% of pro forma combined net revenue. Rounding out the portfolio of Supernus neurology and psychiatry products anchored by its four growth products, Qelbree for ADHD, Zurzuvae for postpartum depression, and Gocovri and Onapgo for Parkinson’s Disease.

Slide 8 speaks to why now. Both organizations are combining from a position of strength and demonstrated progress. Supernus’ strategic focus has been expanding its portfolio through growth of its current commercial products, business development and advancement of its mid- to late-stage CNS pipeline of novel assets and, as such, has developed a successful track record of acquiring and integrating businesses. Against that focus, Supernus has strengthened its presence in neuropsychiatry through the acquisition of Sage Therapeutics in 2025, secured FDA approval and launched Onapgo for Parkinson’s disease and is generating significant free cash flow.

Indivior’s strategic focus has been implementing its three-phase action agenda to grow Sublocade, simplify the business, and strengthen its financial position. It has become a leader in developing and commercializing treatments to help people achieve long-term recovery from opioid use disorder. Indivior has accelerated Sublocade growth through improved commercial execution and its direct-to-consumer campaign, simplified the business to reduce operating expenses and generated significant operating leverage. Together, we believe the combined organization is well-prepared to drive the next phase of value creation.

Before I hand it to Tim, let me touch on our pipeline on slide 9. We remain very excited about the innovation and differentiation of our product candidates in development and the opportunity to deliver sustained innovation and growth into the future. The combined company will continue to invest in R&D, completing the development of Supernus’ current product candidates, replenishing the pipeline with innovating product candidates from our discovery programs and external collaborations.

With that, let me turn it over to Tim to walk through more of the financial details.

Timothy C. Dec

Senior Vice President & Chief Financial Officer, Supernus Pharmaceuticals, Inc.

Thank you, Jack, and good morning, everyone. Slide 10 lays out our pro forma key financial metrics for the combined company. For Supernus, on a trailing 12-month basis, as of June 30, 2026, total net revenue was $830 million and adjusted EBITDA was $150 million, which is an adjusted EBITDA margin of approximately 18%. As of June 30, 2026, Supernus had cash of approximately $372 million and no debt. For Indivior, corresponding figures for net revenue, adjusted EBITDA and adjusted EBITDA margin were $1.3 billion, $613 million and 46%. As of June 30, 2026, net debt was $251 million and net leverage was approximately 0.4 times. On a combined basis, for the 12 months ended June 30, 2026, pro forma net revenue was approximately $2.2 billion, with pro forma adjusted EBITDA of $888 million and a margin of approximately 41%, net debt of $878 million and a net leverage ratio of approximately 1 times. Note the pro forma adjusted EBITDA figures include the impact of expected cost synergies of $125 million.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

As we mentioned earlier this morning, Supernus and Indivior reported their respective financial results for the three- and six-month periods ending June 30, 2026. With that, let me hand the call back to Jack.

Jack A. Khattar

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Thank you, Tim. Let me bring this all together on slide 11, because I think that’s the clearest summary of why we’re doing this. This transaction enhances and diversifies our growth profile. It gives us a differentiated portfolio with key growth products expected to grow well into the 2030s. It also establishes us in four key commercial therapeutic areas in addiction, ADHD, depression and Parkinson’s disease. And it also provides increased scale and significant cost synergies. It gives us meaningfully greater flexibility and capacity to pursue growth initiatives, both organic and through business development opportunities that neither Indivior, nor Supernus could contemplate on their own today.

Turning now to slide 12. Taken together, we see it as a value-creating transaction for shareholders of both companies to accelerate profitability and cash flow generation, and provide the combined company greater financial flexibility and capacity to pursue growth opportunities. We see that flexibility supporting three key priorities. First, driving growth in our combined commercial portfolio, including continued investment behind the combined company’s growth products: Sublocade, Qelbree, Zurzuvae, Gocovri, and Onapgo. Second, advancing our novel and innovative pipeline of product candidates. And third, pursuing future business development and other growth opportunities.

With that, I will now turn it over for a question-and-answer period.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question will come from the line of Andrew Tsai with Jefferies. Your line is open.

Andrew Tsai	Q

Analyst, Jefferies LLC

Hey. Congratulations on the merger. Thanks for taking my questions. So for the it looks like the transaction you said helps you guys do BD deals in the future that neither company could contemplate by yourself. So can you talk about what kind of firepower we’re talking about and what kind of indication areas that companies jointly might be interested in now?

And then secondly, what do you foresee the peak sales of Sublocade to be? And why should it fundamentally outperform competitors in the space? And then maybe just on top of that, the consensus EBITDA estimates on Indivior side seems like a material step-up in 2027. So how comfortable are you guys with that directionally speaking? Thank you.

Jack A. Khattar	A

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Hi, Andrew. Thanks for the questions. I’ll start with the first one and then Joe can step in on the Sublocade questions. Regarding business development, our strategy will continue to be very focused and disciplined, as we’ve always done over the years. Clearly, CNS is our mainstay and that’s what we continue to focus on from a therapeutic area. We’ve been always open to considering other areas. Of course, women’s health is another vertical that we have, and these are the two areas we’ll continue to focus on, in general. As far as the capacity, as you know, Tim walked you through the pro forma and this is more on the pro forma basis, you’ll see that the adjusted EBITDA is very, very healthy. And in general, our philosophy, we don’t try to overleverage from a business perspective and taking on a lot of debt. So we’re very comfortable typically with the 2.5x, maybe 3x adjusted EBITDA from a multiple perspective.

And as I always say, I mean, it always depends on the quality of the assets that you’re bringing to the table and the cash flows that are coming with that acquisition. A little bit more sustainability of cash flow as healthier or higher quality of cash flows, maybe you can go on the higher upper end of the multiple clearly. But that’s really the guideline that we will continue to pursue as we move forward, after the close.

Joseph J. Ciaffoni	A

Chief Executive Officer & Director, Indivior Ltd.

And, Andrew, with regards to Sublocade, I appreciate the question. I would emphasize Sublocade is the first. It’s the number one prescribed and it’s a meaningfully differentiated, long-acting injectable. Importantly, I believe we’re just beginning to scratch the surface of Sublocade’s potential. Now, as a matter of policy at Indivior, we give no peak sales guidance. But what I would emphasize is we believe the runway for Sublocade is durable. We believe the product will continue to grow. If you look at this quarter, every fundamental metric in support of Sublocade is trending in a strong direction. And I would close with in the quarter, we had record new patient starts. We’ve seen stable market share of 76%, which has now been about six or seven quarters where we see share stabilizing there. And the most important thing that we’re focused on because there’s such opportunity is driving long-acting injectable utilization. And so there’s a long runway in front of them.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

Andrew Tsai	Q

Analyst, Jefferies LLC

Thank you, guys. Congratulations.
Joseph J. Ciaffoni	A

Chief Executive Officer & Director, Indivior Ltd.

Thank you.
Operator: Thank you. And our next question will come from the line of Glen Santangelo with Barclays. Your line is open.

Glen Santangelo	Q

Analyst, Barclays Capital, Inc.

Yeah. Thanks for taking my question. Hey, Jack, I just had a couple of quick ones here. I was curious, could you guys give us the pro forma total shares outstanding and maybe pro forma debt and cash for the combined company? I think that would be helpful as we start to think about our models.

And then secondly, while the expense synergies obviously seem like they make sense given the combination, you talked a fair amount about the enhanced growth profile of the company. And I was curious, since you’re not detailing any sort of revenue synergies, I was kind of curious, can you talk about, why you think this will enhance the growth profile? I mean, can you leverage the two commercial sales forces that you have in place? And any enhancements you think the combination will create on the R&D side? Any sort of comments there would be helpful. Thanks.

Jack A. Khattar	A

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Yes, sure. Let me start first with the second part of the question and then Tim can jump in on the other side. As far as the expenses, synergies and so forth. Now, if you look historically, we’ve made several acquisitions and, obviously, we’ve been able to integrate them very well. And this is not going to be any different. So this merger will certainly take advantage of certain redundancies that the two organizations naturally bring together. There are natural redundancies that will result in the $125 million cost synergies that we talked about. Now, clearly, if there is more as after we close and we look into the operation, we will, of course, focus on those because we are always driving for efficiency in the operations across all the groups.

As far as revenue and growth profile, so what do we mean by enhancing the growth profile? Basically, what you have with the combination, you have now five or you will have five growth products across different therapeutic areas. All growth products have been supported very well by the separate companies, of course. But when you have much deeper and larger financial resources, you can continue to re-examine the portfolio, the growth potential of these products and try to maximize the potential of these products. So these will be the opportunities that we will look for to be able to enhance the growth profile, in general. But then enhancing the growth profile of the total company could also mean that means we’ll bring other products from the outside. And given the expanded capacity that I mentioned in my previous remarks, the flexibility that we will have from a financial perspective, that will give us tremendous firepower that otherwise we don’t have, and that would allow us to bring even more products into the portfolio and enhance the growth of the total company, in general.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

And that is really what is so unique about this combination is that firepower and the powerful advantages that it brings to the table, which again and you’ll hear us say that many times, that otherwise each of us separately won’t be able to do. And it’s really giving our shareholders combined a great opportunity to benefit from a profile that probably doesn’t exist today in the space. If you look at the CNS space, I’ll guarantee you that not too many companies with a profile like the one we just gave you from a pro forma perspective, and there is a huge opportunity for people to participate on the upside of such a combined company.

Timothy C. Dec	A

Senior Vice President & Chief Financial Officer, Supernus Pharmaceuticals, Inc.

Yeah. And, Glen, you had asked about the number of shares outstanding post-deal. With the exchange ratio for the Supernus shares at 1.54, the aggregate number of shares will be about 250 million.

Glen Santangelo	Q

Analyst, Barclays Capital, Inc.

And can we get the total cash and debt numbers pro forma?

Timothy C. Dec	A

Senior Vice President & Chief Financial Officer, Supernus Pharmaceuticals, Inc.

So on the financial side, our pro forma EBITDA is roughly $888 million. We’re not going to provide any guidance going forward other than the pro forma number. And our net debt number is $878 million.

Glen Santangelo	Q

Analyst, Barclays Capital, Inc.

Okay. Thank you.
Operator: Thank you. One moment for our next question. And that will come from the line of David Amsellem with Piper Sandler. Your line is open.

David Amsellem	Q

Analyst, Piper Sandler & Co.

Thanks. So a couple for me. Jack, I wanted to come back to your comments on more business development and flexibility. So you have a history of doing primarily commercial stage transaction. And just given where the organization will be, the combined organization, I wanted to get a sense from you regarding your appetite for late-stage asset, earlier development stage assets and further rounding out the pipeline, and how aggressive will you be given that you have additional firepower? So that’s number one.

And then number two, maybe more of a question for Joe is, how are you thinking about the exclusivity runway for Sublocade? So this is going to be the combined organization’s biggest selling product or should be. So the question is, given its profile, can you talk to barriers for potential generics in addition to just the IP? In other words, complexity is this given that it’s an LAI product? I think that would be helpful in terms of teasing out what your assumptions are for the runway for that product. Thank you.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

Jack A. Khattar	A

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Yes. Hi, David. I’ll take the first question, and Joe can jump in on the second one. As far as our priorities from a BD perspective, you’re absolutely right. We’ve been prioritizing, of course, commercial stage assets to continue to diversify our revenue base. And clearly, this merger will do that, and we’ll do that in an astound, great, amazing way, because it really gives us not just diversification, but also gives us the scale. And the scale is going to be the factor that will allow us, together with the financial resources. On the R&D side, we continue to invest in our product pipeline with the two assets that are [ph] later (00:35:49) stage, accelerate some of them if we can if we can, obviously, we will look into all that.

But also, we continue to add to the pipeline. And that’s what I tried to say when I said replenish our pipeline of assets added to the pipeline, now adding the priority will be and will continue to be mid-to-late stage. We do have fairly significant discovery efforts at Supernus, which we used to have before the Sage acquisition and then we augmented our capabilities with the platforms that came from Sage. And at the right moment, we will be disclosing, at some point, the fruits of those programs and the kind of molecule that we’re working on and so forth. So most likely, again, we will be continue to focus on the mid- to late-stage assets from a pipeline perspective.

Joseph J. Ciaffoni	A

Chief Executive Officer & Director, Indivior Ltd.

And David, as it pertains to Sublocade, and I appreciate the question. We believe Sublocade has a long, durable runway in front of it and a very strong growth opportunity. From a manufacturing perspective, the only comment I’ll make is, it’s a very complicated product to make as a sterile, injectable sterile, long-acting injectable in an aseptic manufacturing process.

To this point, there have been no [indiscernible] (00:37:13). And I think in part, that’s due to the complexity associated with manufacturing Sublocade. We have 12 orange book listed patents that go from 2031 out to 2038, and we also have applied for and are pursuing additional patents anchored most commonly to the new label that we received in February of 2025 that, if granted, would take IPO to 2042 to 2044. So we’re very confident in both the growth profile of Sublocade and the durability of the runway.

David Amsellem	Q

Analyst, Piper Sandler & Co.

All right. Thank you, both.

Joseph J. Ciaffoni	A

Chief Executive Officer & Director, Indivior Ltd.

Thank you.
Operator: Thank you. One moment for our next question. And that will come from the line of Dennis Ding with Jefferies. Your line is now open.

Dennis Ding	Q

Analyst, Jefferies LLC

Hey. Good morning. Thanks for taking my question. I have two. So, number one, talk about the $125 million in annual synergies and where exactly that’s coming from. And from my experience from covering Indivior, that tells me it tells me the number is very conservative. So I’m wondering if we should expect Indivior’s OUS business to be further sized down as another source of upside on EBITDA. So that’s question number one.

And question number two is, just, I’m curious around your views around some of the competitive threats over the next few years, whether it’s GLP-1s in OUD or perhaps even orexins in ADHD, and just any kind of comments on how to frame some of those readouts and the potential impacts to to the underlying business will be helpful. Thank you.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

Jack A. Khattar	A

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Yeah. I’ll take firstly the question on synergies. As I mentioned earlier, naturally, when you have two organizations coming together, there will be natural redundancies across. We mentioned the G&A space clearly. And these are about synergies that come out of the combination. Clearly, Joe and his team have done a remarkable job for the last 12 months or more, doing extremely as far as simplifying the organization, as Joe mentioned, making the operation as efficient as possible. So the synergies we are talking about is in the area of where we combine the two organizations and create additional opportunities that don’t exist when the two companies are separate. So hopefully, that’s a little bit more helpful as with the kind of synergies.

Timothy C. Dec	A

Senior Vice President & Chief Financial Officer, Supernus Pharmaceuticals, Inc.

I think the only thing I’ll add is that, we mentioned in our prepared remarks that we’ve been very active in acquiring and integrating companies. And when we set a number, we guarantee we’ll get to that number. And we’ve done that in the past.

Joseph J. Ciaffoni	A

Chief Executive Officer & Director, Indivior Ltd.

On competitive threats, I’ll start, Dennis, as it pertains to Sublocade. When we look at the horizon for Sublocade, we see we don’t see threats. We see opportunity. And one, you have an amazing unmet need. There is a small percentage of people with OUD who are being treated and there’s only 10% LAI penetration. And I would say, it’s actually unfortunate that we don’t see other medications coming to the market, because we think there is certainly room for innovation. Interestingly, you raise GLP-1s, as you know, those studies are early on, they’re certainly not a threat as the studies are being done as an adjunctive treatment to buprenorphine. So we continue to believe buprenorphine will be a foundational treatment for people who are living with OUD for the long haul.

Jack A. Khattar	A

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

And I would add, I mean, regarding your portion on the orexin in ADHD, clearly, again, not too dissimilar from the GLP-1s on the OUD space. It’s still early to tell until we see some real human data to show us that they do work or they don’t work, we’ll find out. But in general, again, looking at the ADHD category and we’ve been at now for close to 30 years, actually, it’s remarkable that it’s been very limited to only very few molecules. So there is a huge room here for innovation, new molecules, new entrants into the marketplace. So we’re very used to competition. We’ve done it so many times before. Qelbree has done amazingly well in the past five years. Actually, it’s been the fastest-growing brand in the category and the one of the most successful launches, although we launched in the middle of COVID, actually.

So we welcome innovation, we welcome competition. It just makes us better and sharper and be able to even perform better. So that is yet to be seen. And whether it’s a non-stimulant, that’s a stimulant, there’s a lot of questions, of course, about bringing a whole new class in the category.

Dennis Ding	Q

Analyst, Jefferies LLC
Perfect. Thank you.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

Operator: Thank you. One moment for our next question. And that will come from the line of Kristen Kluska with Cantor Fitzgerald. Your line is open.

Kristen Kluska	Q

Analyst, Cantor Fitzgerald & Co.

Hi. Good morning, everybody, and congratulations on this announced merger. So from the Sublocade side of things, I know, unfortunately, that this is a very large market, but I’m curious how the companies are thinking about synergies to have more patients seek these treatment options. I understand that there’s still a lot of room on the table just in terms of patients that are seeking therapies.

And then I’m also curious, while recognizing there are other that these are different indications how psychiatry and addiction use disorder verticals can kind of go hand-in-hand with the sales force just given there are some similarities in doctors they see while, again, recognizing different indications here?

Joseph J. Ciaffoni	A

Chief Executive Officer & Director, Indivior Ltd.

So, Kristen, this is Joe. I’ll start with regards to Sublocade, when you look at the m OUD market, there are about 8 million, 9 million people who misuse opioids in the United States. There are 4 million or 5 million who are diagnosed with OUD, and there are 2 million who are being treated with buprenorphine. So I think the real key for Sublocade and growth gets to, one, as we continue to get better with commercial execution, of which we still have significant runway to improve, we have seen from Phase 1 of the Indivior action agenda generate momentum, Sublocade do better.

The second thing and the biggest lever that we have pulled from an investment perspective is all around educating, driving awareness and encouraging people living with OUD to seek treatment. And if I want to say one thing that is really driving the results that you saw today in the quarter and the optimism for the future is, there really hasn’t been that level of education and awareness brought to the OUD community. And so that’s a key lever. That is one that I think will continue to drive patients to seek treatment for the OUD.

Jack A. Khattar	A

Founder, President Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

I’ll just add, I mean, I think part of your question also is as far as overlap on the physician audience or what have you, there is not really too much of an overlap between the two spaces. Yes, we are, of course, in psychiatry with the ADHD sales force, but Sublocade will require a different attention, different audience, clearly between the treatment clinics, the different health systems that deal and help these patients at a state level, federal level and so forth. So there are separate markets that might be very, very slight overlap from a psychiatry in general, but not really anything that we can see that would make a huge difference here. So Supernus, moving forward, at closing and forward, we will continue to have and we see ourselves having four different sales forces. Clearly, we have the ADHD sales force, we’ll have the Parkinson’s sales force, the OB/GYN sales force and the current sales force that continues and will continue to support Sublocade.

Operator: Thank you. One moment for our next question. That will come from the line of Chase Knickerbocker with Craig-Hallum. Your line is open.

Chase Knickerbocker	Q

Analyst, Craig-Hallum Capital Group LLC

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

Good morning. Congrats on the announcement here and thanks for taking the questions. Maybe just another one on synergies. So you kind of mentioned $125 million was largely coming from G&A. Can you maybe just kind of discuss what additional synergies you could potentially harvest either within sales and marketing or potentially other kind of manufacturing consolidation, rationalization? Just any sort of other kind of avenues for upside on the cost synergies is kind of what I’m getting at. Thanks.

Jack A. Khattar	A

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Yeah, sure. I mean, I can be way too specific at this point. Again, I will emphasize, the two areas that we mentioned, the redundancies that you typically expect in a merger like this, specifically on the G&A side. But I will really refer to what Tim mentioned. I mean, historically, if you look back at our track record, when we look at acquisitions and so forth, the most important thing, first of all, is to make sure the business continues to be healthy. We continue to serve our patients. We continue to make sure the business continuity and the strength of the business.

But certainly, as we go through that and as time goes on, more or less, I can tell you, you can be assured that if there is an area that we can get synergies from, we will definitely do it because that’s the mode of our operation, of our philosophy and running companies is to run them efficiently and get out of them as much synergies as possible and continue to build for the future so that we can use our dollars, our capital allocation in the right places, in the investment behind the brands and into further business development. So that I can assure you that I can be a little bit more specific right now. As time goes on, potentially we can be a little bit specific later.

Chase Knickerbocker	Q

Analyst, Craig-Hallum Capital Group LLC

Thank you.

Operator: Thank you. One moment for our next question. And that will come from the line of Christian Glennie with Stifel. Your line is open.

Christian Glennie	Q

Analyst, Stifel Nicolaus Europe Ltd.

Hi, guys. Thanks for taking the question. I suppose the first one would be just circle back maybe on Joe from a sort of Indivior perspective. Obviously, a lot was lining up to sort of the Phase 3 and you would have considered a lot of things in that presumably and things about acquiring products, acquiring other businesses as a standalone Indivior versus where you’ve ended up now in this merger situation. So just a bit more, if I can, push you on some of the things that you looked at, maybe why those were less attractive seemingly than this transaction.

And then secondly was just on Sublocade, you talked about greater potential for further investment through a combination of the two companies. You’ve obviously spent quite a bit and got some impact from a DTC campaign. But just wondering if your sales force is sort of fully rightsized for that opportunity. We know that a competitor in your space around [indiscernible] (00:49:07) about significant enhancements to their sales force recently seemingly to claim that on a sort of a par with where you guys are at. But just wondering if that’s something that’s a pure sort of sales force size is rightsize for the scale of the opportunity in Sublocade. Thanks.

Joseph J. Ciaffoni	A

Chief Executive Officer& Director, Indivior Ltd.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

Yeah. So, Christian, I appreciate the questions. First off, obviously, as we were moving into the breakout phase, we had a full scan of the landscape thought through many different things. I can assure you from our perspective, this is the most compelling and best opportunity. And what’s special about this is the fact that we had two companies that share values in terms of patient centricity that are complementary and that come into this from a position of strength with such a focus on patient and shareholder value, we were able to accomplish what I would say is seldom done which is a merger of equals, which preserves balance sheet strength.

Now, if you look at the breakout phase for Indivior specifically, we had outlined four or five priorities and versus each one of those, this deal more than addresses the priorities. So the first was we wanted to enhance and diversify our growth profile through the addition of commercial assets that going forward company will have 11 marketed products. It will have five growth drivers, four of which are durable into the 2030s. We said we wanted to introduce because there was nothing that we were interested in acquiring an OUD, the company to a new therapeutic area, the combined company will be in four therapeutic areas.

We said we always look for deals that would have meaningful cost synergies to create value for shareholders. This combination has over $125 million, at least in cost synergies. And of course, as I already commented, the MOE preserves balance sheet strength. And then the final thing that we believe is that there is also the potential for multiple expansion that will take a value creating deal to potentially an even higher level of value creation. So we couldn’t be more excited about this opportunity, and we’re certainly very optimistic about both day one performance of the combined company and the amazingly bright future that can be achieved at Supernus.

Jack A. Khattar	A

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

And I would add, I mean, likewise, from the Supernus side, we have been very active on the M&A space. And as you would expect, we have also looked at several numerous opportunities over the years, and we’ve been very impressed with what Indivior has been able to accomplish with Joe and his team really get the company to where it is today. And our team, of course, at Supernus to get Supernus as to what it is today that made this possible. I mean, that is truly and that’s next to the one of the slides we said, why now? You know, why are you doing it now? Because we view this as being the ideal time for two companies that have done so much, progress so much, or in a position of strength, getting together and creating a very powerful combination that otherwise would not exist. So we are extremely obviously excited about this combination.

Joseph J. Ciaffoni	A

Chief Executive Officer & Director, Indivior Ltd.

And then, Christian, to your Sublocade question, and I’m going to talk a bit about both organizations from this perspective. What I’m really excited about under Jack’s leadership is when you look at his track record as a CEO and the deals that he has done, he has maximized top line value and achieved cost synergies. When you look at Indivior, I think often people focus too much on the cost synergy versus the fact that we were able to generate momentum, accelerate Sublocade to a level that nobody was anticipating. So it is about the top line. And then, yes, we simplified the organization and improved our cash flow generation. So I’m very confident as the combined company moves forward, that the well, the acceleration of Sublocade will continue under Jack’s leadership. And as he’s commented on multiple times, the goal from a commercial perspective is to have minimal to no disruption and to let the train continue to roll.

Christian Glennie	Q

Analyst, Stifel Nicolaus Europe Ltd.

Okay. Thanks, guys. Thank you.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

Operator: Thank you. One moment for our next question. That will come from the line of Chi Fong with Bank of America. Your line is open.

Chi M. Fong	Q

Analyst, BofA Securities, Inc.

Hey, guys. Thanks for taking my question. I just want to follow up on the business development. As you think about potential opportunity with mid- to late-stage asset, are there sort of CNS subcategory or indication areas you would be most interested in looking at? Would it be in the area where either Supernus and Indivior already has a presence in or would the companies look into what basis where neither entity are currently operating in yet? Thank you.

Jack A. Khattar	A

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Yeah. Naturally, we will want to build on the commercial pillars, the four key commercial areas that we talked about, right, ADHD, addiction, depression, Parkinson’s disease. But also beyond that, I mean, we are very agnostic to psychiatry and neurology, in general. And even if it bleeds into women’s health, we’ve talked about women’s health as well in the past when we did the Sage acquisition, we have a great sales force and infrastructure there that we would want to also build and add more efficiencies to that infrastructure as we move forward. But to your question specifically, as far as CNS per se, I mean, we are agnostic on the psychiatryneurology side. We can handle all kind of products, even products in CNS that are rare diseases because as you guys know, we do have the infrastructure also to work with rare diseases as well.

So at the end of the day, we will scan the landscape as we always do. And we already have done it many, many times. And we will focus on those assets that clearly are going to take us into the 2040 and 2050 and beyond as far as quality assets, innovative assets, and assets that have tremendous longevity as we move forward.

Chi M. Fong	Q

Analyst, BofA Securities, Inc.

Thank you.

Operator: Thank you. [Operator Instructions] Our next question will come from the line of Annabel Samimy with Stifel. Your line is open.

Annabel Samimy	Q

Analyst, Stifel, Nicolaus & Co., Inc.

Hi. Thanks for taking my questions and congratulations on the merger. Very interesting. I’m hoping that maybe you can talk a little bit more about the broader class for opioid use disorder. The oral market seems to be a good leading indicator for the long-acting injectable. So how should we think about the broader class growth there and maybe the bottlenecks for continued usage or increased usage? And then for the LAI class, specifically for Sublocade to grow beyond the 10% penetration, you mentioned education, but is there any kind of payer pushback or government pushback, physician reluctance or patient reluctance, anything where you can, I guess, find further opportunity to drive penetration of LAI into the broader class? Thanks.

Joseph J. Ciaffoni	A

Chief Executive Officer & Director, Indivior Ltd.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

So, Annabel, appreciate the question. First off, when you think about the market, the BMAB market, the orals are the feeder to long-acting injectable. So there are very few patients that ever first start on a long-acting injectable. One of the things that is interesting is, we have made significant and sustained investments in our consumer. We’re actually seeing a pickup in the growth rate of the oral market, which we view as a positive, because as a leader that has been committed to the space for over 25 years, our first consideration is trying to ensure appropriate patients that are contemplating recovery get treated.

As it pertains to long-acting injectables and Sublocade specifically, there are no bottlenecks that we see. So patients have access. We have broad availability over 85% both within commercial and Medicaid. The one thing that is different about a long-acting injectable is the patient that considers an LAI is often more serious, maybe has experienced more ups and down in their treatment journey, and they’re now ready to take the step to a sustained, long-acting treatment.

And then the final thing, which gets to my comment of we’re just scratching the surface. If you think about Sublocade, which has been on the market for eight years, we did research prior to deciding to make the huge investment in consumer that we did for the number one prescribed market-leading product, the prompted awareness amongst buprenorphine users either on buprenorphine, oral or recently was only 15%. And our most recent research we did, that is now up to 50%. And so the point there is the notion of educating, driving awareness and encouraging patients who are struggling with OUD to seek treatment. We’re just scratching the surface, and you’re seeing the pickup in both the growth rate of the oral market, certainly Sublocade. And you’re seeing long-acting injectable penetration continue to increase, and we believe that will be the case with sustained investment and improved commercial execution.

Annabel Samimy	Q

Analyst, Stifel, Nicolaus & Co., Inc.

Okay. Fantastic. And if I can just ask a quick follow-up on operating synergies. You cited the little over 40% for the pro forma. Do you expect expansion of that? Or is that should that be a steady go forward number that we think about?

Jack A. Khattar	A

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Yeah. I mean, typically the synergies, Annabel, are the first year you get the most benefit out of the synergies. Of course, as we move forward and continue to move forward, we would like to always improve. We would like to always do better. But I can’t make any forward-looking statements at this point as far as 2027 or any other years. But I can assure you, as you will have followed us for a long time now, we will definitely look for areas that I mentioned earlier, any areas to continue to improve from an operating leverage perspective. We will definitely do that. Certainly.

Annabel Samimy	Q

Analyst, Stifel, Nicolaus & Co., Inc.

Great. Thank you.

Operator: Thank you. I’m showing no further questions in the queue at this time. I would now like to turn the call over to Mr. Jack Khattar for any closing remarks.

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Supernus Pharmaceuticals, Inc. (SUPN) Supernus Pharmaceuticals, Inc. and Indivior Pharmaceuticals, Inc. Merger Call	Corrected Transcript 03-Aug-2026

Jack A. Khattar

Founder, President, Chief Executive Officer & Director, Supernus Pharmaceuticals, Inc.

Thank you. We’re very excited about our future as a combined company and the value it will create. We look forward to continuing to engage with all of you as we progress toward closing the transaction. In the meantime, both Supernus and Indivior will continue to operate as two separate and independent companies. We’re grateful to both teams for the work that got us to this point and are even more energized about the work ahead. Thank you for joining us on the call this morning, and we look forward to updating you on our progress.

Operator: This concludes today’s program. Thank you, all, for participating. You may now disconnect.

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Important Additional Information and Where to Find It

In connection with the proposed transaction, Indivior Pharmaceuticals, Inc. (“Indivior”) intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a document that serves as a prospectus of Indivior and a joint proxy statement of Indivior and Supernus Pharmaceuticals, Inc. (“Supernus”) (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Indivior’s stockholders and Supernus’ stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Indivior and Supernus with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Indivior with the SEC will be available free of charge on Indivior’s website at www.indivior.com or by contacting Indivior’s Investor Relations at InvestorRelations@indivior.com. Copies of the documents filed by Supernus with the SEC will be available free of charge on Supernus’ website at www.supernus.com.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication does not constitute a prospectus or prospectus equivalent document. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Indivior and Supernus and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Indivior is available in the Indivior proxy statement for its 2026 Annual Meeting, which was filed with the SEC on March 27, 2026. Information about directors and executive officers of Supernus is available in the Supernus proxy statement for its 2026 Annual Meeting, which was filed with the SEC on April 30, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Indivior and Supernus as indicated above.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Supernus’s and Indivior’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “would,” “could,” “should,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. These statements, including statements regarding the proposed merger of equals of Supernus and Indivior, the expected timing of the closing, and the anticipated benefits and prospects of the combined company, are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including, among others: the risk that the proposed merger may not be completed in a timely manner or at all; the failure to obtain the required approvals of Supernus’ or Indivior’s stockholders; the failure or delay in obtaining required regulatory approvals, or the imposition of conditions in connection therewith; the failure to satisfy the other conditions to closing; the possibility that a competing or superior acquisition proposal is made; the fact that the exchange ratio is fixed and will not be adjusted for changes in the market price of Supernus or Indivior shares; the effect of the announcement, pendency or completion of the transaction on the market price of Supernus and Indivior shares; the effect of the additional indebtedness incurred to fund the special cash dividend to be paid in connection with the proposed merger on the combined company; the effects of business disruption resulting from the announcement or pendency of the transaction; the diversion of management’s attention and resources from ongoing business operations; the effect of the transaction on the parties’ ability to retain and hire key personnel and to maintain relationships with customers, suppliers and other business partners; restrictions during the pendency of the transaction that may limit the parties’ ability to pursue business opportunities or strategic transactions; the risk that the anticipated benefits, synergies and cost savings may not be realized within the expected timeframe or at all; the difficulties and costs of integrating the two businesses; significant transaction costs and/or unknown or inestimable liabilities; the risk that the merger does not qualify for its intended treatment as a tax-free reorganization; the occurrence of any event that could give rise to termination of the merger agreement, including in circumstances requiring payment of a termination fee; the risk of stockholder litigation in connection with the transaction; the impact of macroeconomic and market conditions, including economic downturns, international conflict, trade disputes and tariffs; and the other risks identified in Supernus’ and Indivior’s filings with the SEC and in the joint proxy statement/prospectus when it becomes available. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. These forward looking statements speak only as of the date of this communication and neither Supernus nor Indivior undertakes any obligation to update any forward-looking statement, except as required by applicable law. This communication also contains non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA margin and cost synergies, which are not calculated in accordance with GAAP, should be considered in addition to and not as substitutes for the most directly comparable GAAP measures, and may not be comparable to similarly titled measures used by other companies.